NEWS RELEASE	2007-21

POLYMET FILES JULY 31 QUARTERLY FINANCIALS

CONFIRMS CASH IN SHORT TERM CANADIAN BANK DEPOSITS

Vancouver, British Columbia, September 14, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that it has filed its second quarter financial statements and Management Discussion and Analysis for its second fiscal quarter ended July 31, 2007. The filings are available at www.sedar.com, www.sec.gov and the Company's website www.polymetmining.com.

During the first six months of the current fiscal year, the Company capitalized investment of approximately $10.4 million in its NorthMet project, primarily relating to environmental work, permitting activities, and pre-construction engineering. As of July 31, 2007 the Company had cash and equivalents of $35.3 million. The Company’s cash and equivalents are primarily held in deposits and bearer deposits of a major Canadian bank and do not include any exposure to asset-backed commercial paper.

PolyMet’s 100%-owned NorthMet project comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact.